510 Burrard St, 3rd Floor
Date: September 11, 2012	Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: QUANTITATIVE ALPHA TRADING INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	TBA
Record Date for Notice of Meeting :	24/09/2012
Record Date for Voting (if applicable) :	24/09/2012
Beneficial Ownership Determination Date :	24/09/2012
Meeting Date :	TBA
Meeting Location (if available) :	TBA
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	74762L106	CA74762L1067

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for QUANTITATIVE ALPHA TRADING INC.

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